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EXHIBIT 99.4(f)

Endorsement
(Preauthorized Withdrawal Feature)
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ENDORSEMENT

PREAUTHORIZED WITHDRAWAL FEATURE

This endorsement becomes a part of the contract to which it is attached.

PREAUTHORIZED WITHDRAWAL FEATURE - You may request preauthorized Scheduled Partial Withdrawals from your Contract during the Accumulation Period and after the Free Look Period while it is in force. All requests must be in writing. Withdrawal payments will be deducted from your Accumulated Value. The Withdrawals may be made either monthly, quarterly, semiannually or annually, and may be stopped or modified upon written request received by us at least 30 days in advance. Scheduled Partial Withdrawals will be based on the Accumulated Value at the end of the valuation period during which the Withdrawal is scheduled. A Withdrawal Charge may be imposed on Scheduled Partial Withdrawals. No Withdrawal Charge will be imposed on Scheduled Partial Withdrawal payments to the extent your total withdrawals in the Contract Year during which the Withdrawals are made do not exceed 10% of the sum of the premiums paid during the current and the preceding four Contract Years.

Any time a Scheduled Partial Withdrawal is made, we will deduct from the Accumulated Value the amount of the Withdrawal plus the applicable Withdrawal Charge, if any. The deduction from the Accumulated Value will be made proportionately to your Accumulated Value in each Variable Account and the Fixed Account. Any charge for premium taxes that a state or other government charges us as a result of the Withdrawal will be deducted from the Withdrawal proceeds. The minimum amount for any preauthorized Scheduled Partial Withdrawal is $100. We reserve the right at a future date to increase the minimum amount for any Scheduled Partial Withdrawals, to impose or increase minimum remaining balances, and to limit the number and frequency of requests for stopping or modifying Scheduled Partial Withdrawals. Any Scheduled Partial Withdrawal that equals or exceeds the Full Withdrawal Value will be treated as a Full Withdrawal. In no event will the payment of a Scheduled Partial Withdrawal exceed the Full Withdrawal Value, less any charge for premium taxes. The Contract will automatically terminate if a Scheduled Partial Withdrawal causes the resulting Full Withdrawal Value to equal zero.

We will pay Scheduled Partial Withdrawal proceeds within seven days after the valuation period during which the Withdrawal is scheduled. However, we may postpone the processing or payment of such payment based on the investment performance of the Variable Accounts and defer payment of amounts allocated to the Fixed Account in accordance with the Delay of Payments Section of your Contract.


PACIFIC MUTUAL LIFE INSURANCE COMPANY

Thomas C Sutton
Chairman and Chief Executive Officer